PANEL TEK ADU

HOUSING MEETS TECH

WE'VE GOT STANDARD CONSTRUCTION AND PREFAB COMPETITORS BEAT



WE CAN HELP SOLVE THE HOUSING SHORTAGE.

The need is huge. There is a housing shortage that's at crisis proportions in markets where demand for homes is high. As a result, housing is unaffordable or nonexistent for many Americans. California alone needs to build 3.5 million homes by 2025 to meet demand.

TURNKEY COST

Including appliances, our homes cost $250-$325 per square foot — about 50% less than accessory dwelling unit (ADU) traditional building and 15% less than our closest competitor. ADU building now costs $600/ square foot on average in California.

IMPROVED TECHNOLOGY

Our structures are extremely energy efficient, have excellent soundproofing, and are stronger than competitors' products. The panels are lightweight (36-50 lbs.) and do not require a crane for delivery. Panels are made of steel skins encapsulating polystyrene.

EASY TO ASSEMBLE

Our lightweight panels replace traditional framing by providing the walls and roof. These can be constructed in 4-6 hours by two people (carpenters to handy-with-tools types). The homeowner adds their personal touch by choosing the finish work. We provide specs and recommendations for windows, plumbing, electrical, HVAC, dry wall, flooring, kitchen and bath cabinets, and paint. We offer options such as storage, a shade canopy, solar power, and more.

COMING 2023

From foundation to finishes: We'll facilitate contractors in key markets.

6-WEEKS ORDER-TO-DELIVERY

Online ordering is easy.

WHAT WE DO

We make home kits using panel technology for homes, ADUs, backyard offices and emergency housing. Duplexes and row housing are under development. Panel Tek homes are superior in construction and look site-built — with curb appeal owners will be proud of, unlike a mobile home or a box dropped onto a property.



Seattle/Tacoma
Portland
Bay Area
Los Angeles
San Diego

STATES ARE PASSING LAWS ALLOWING ADUs TO BE BUILT IN BACKYARDS

To increase housing, many states have passed laws allowing ADUs (accessory dwelling units) to be built in backyards, and cities are streamlining the process to allow building to happen quickly. Panel Tek will be on the pre-approval list of cities that provide this service, beginning in Los Angeles and San Jose (two cities that have dedicated planning staff to process permits for ADUs), so that customers can walk in and get an over-the-counter permit. Then, we'll expand to America's top 25 most expensive cities with ADU laws on the books.

DECADES OF EXPERIENCE

Our team has deep experience in architecture, city planning, permit approval, single- and multi-family housing development, real estate law, retail economics, and more.

Invest — https://wefunder.com/paneltek
Design + Order: paneltekadu.com

Connect: Kurt Overmeyer Co- Founder + CEO
(510) 333-9753 | kurt@paneltekadu.com
Schedule a meeting: https://calendly.com/kurt-123

RULE 206 REGULATION CROWDFUNDING

COMPLIANCE STATEMENT:

(1) No money or other consideration is being solicited, and if sent, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) A prospective purchaser's indication of interest is non-binding.